                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*

                         Intek Diversified Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   458134 10 3
                                 --------------
                                 (CUSIP Number)


                               Nicholas R. Wilson
                                    Chairman
                         Intek Diversified Corporation
                         5800 West Jefferson Boulevard
                         Los Angeles, California 90016
                                 (310) 366-7703
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 1, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.




- --------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458134 10 3                     13D                 Page 2 of 10 Pages

  1      NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Simmonds Communications Ltd.
 -------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) / /
 -------------------------------------------------------------------------------
  3      SEC USE ONLY

 -------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         WC; OO
 -------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   / /
 -------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada
 -------------------------------------------------------------------------------
                         7     SOLE VOTING POWER

                               2,165,850
    NUMBER OF           --------------------------------------------------------
      SHARES             8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                      --
  EACH REPORTING        --------------------------------------------------------
   PERSON WITH           9     SOLE DISPOSITIVE POWER

                               2,165,850
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                   --
 -------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,165,850
 -------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         / /
 -------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.3%
 -------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         CO
 -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

cUSIP NO. 458134 10 3          Page 2 of 10 Pages

                                  SCHEDULE 13D


         The Schedule 13D filed on March 7, 1994 (the "Schedule 13D") and amended on March 29, 1994 ("Amendment No. 1"), on July 22, 1994 ("Amendment No. 2"), on September 23, 1994 ("Amendment No. 3") and on April 10, 1995 ("Amendment No. 4") on behalf of Simmonds Communications Ltd. ("SCL") is hereby amended (and restated in full pursuant to Item 101(a)(2)(ii) of Regulation S-T for the purposes of making the first electronic amendment to a paper format
Schedule 13D) as follows:


ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Intek Diversified Corporation, a Delaware corporation ("Intek"). The principal executive offices of Intek are located at 5800 West Jefferson Boulevard, Los Angeles, California 90016.


ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Simmonds Communications Ltd., a Canadian corporation incorporated under the laws of Ontario ("SCL"), whose principal business is manufacturing and selling communications equipment and integrating systems in the global radio market. The address of SCL's principal business and principal office is 5255 Yonge Street, Suite 1050, Willowdale, Ontario Canada M2N 6P4.

         The following are the executive officers and directors of SCL and certain information relating thereto:

                                                                                          Present Principal
Name                   Title                         Business Address                        Occupation
- ----                   -----                         -----------------                    -----------------
J. Henry Dunstan       Chief Operating Officer;      1 Whitmore Road, Unit 21             Chief Operating Officer
                       Director                      Woodbridge, Ontario Canada           of SCL
                                                     L4L 8G4

Paul R. Francey        Director                      28 Oldham Crescent                   President of 84 Plus
                                                     Brampton, Ontario Canada             Marketing Inc.,
                                                                                          28 Oldham Crescent
                                                                                          Brampton, Ontario Canada

Charles Gawlicki       Director                      8713 - 53rd Avenue                   President of SCL
                                                     Edmonton, Alberta Canada             Distributors (Western) Ltd,
                                                     T6E 5E9                              8713 - 53rd Avenue
                                                                                          Edmonton, Alberta Canada
                                                                                          T6E 5E9

Douglas F. Haslam      Director                      8 Falconer Drive, P.O. Box 610       Executive Vice-President
                                                     Streetsville, Ontario Canada         of Menu Foods Ltd,
                                                     L5M 2C1                              8 Falconer Drive
                                                                                          P.O. Box 610
                                                                                          Streetsville, Ontario Canada
                                                                                          L5M 2C1

Peter A. Heinke        Chief Financial Officer       5255 Yonge Street, Suite 1050        Chief Financial Officer of
                                                     Willowdale, Ontario Canada           SCL
                                                     M2N 6P4





CUSIP NO. 458134 10 3          Page 3 of 10 Pages

Lyle C.W. Jones        Director                      1714 Saskatchewan Avenue             President of Hub City
                                                     Saskatoon, Saskatchewan Canada       Radio Ltd.,
                                                     S7K 1P8                              1714 Saskatchewan Avenue
                                                                                          Saskatoon, Saskatchewan Canada
                                                                                          S7K 1P8

Harold Morton          Director                      Field House, Uttoxeter Old Road      Deputy Chairman of
                                                     Derby, England                       Mobicom Ltd.,
                                                                                          Field House
                                                                                          Uttoxeter Old Road
                                                                                          Derby, England

David C. O'Kell        Executive                     5255 Yonge Street, Suite 1050        Executive
                       Vice President and            Willowdale, Ontario Canada           Vice-President and
                       Secretary; Director           M2N 6P4                              Secretary of SCL

John G. Simmonds       Chairman of the Board,        5255 Yonge Street, Suite 1050        Chairman of the Board,
                       President and Chief           Willowdale, Ontario Canada           President and Chief
                       Executive Officer             M2N 6P4                              Executive Officer of SCL

Michael W. St. Eve     Executive                     975 Dillingham Road                  Executive
                       Vice-President;               Pickering, Ontario Canada            Vice-President of SCL
                       Director


         Except Harold Morton, who is a citizen of the United Kingdom, all of the executive officers and directors of SCL are citizens of Canada.

         During the last five years, neither SCL nor any of the directors or executive officers of SCL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         SCL acquired 2,710,850 shares of Common Stock for the purchase prices as described below. After the disposition of 545,000 shares of Common Stock described in Item 5 subparts (c), (h) and (i), SCL is the beneficial owner of 2,165,850 shares of Common Stock. SCL acquired shares of Common Stock as follows:

         (a) Purchase of 220,500 shares of Common Stock in market transactions effected between February 8, 1994 and February 28, 1994 for cash, from SCL's working capital, for an aggregate purchase price of $393,488.20.

         (b) Purchase of 21,500 shares of Common Stock in market transactions in the first week of March, 1994, for an aggregate purchase price of $51,095.

         (c) Purchase of 15,000 shares of Common Stock in market transactions between June 7, 1994 and June 20, 1994 for cash, from SCL's working capital, for an aggregate purchase price of $74,020.

         (d) Acquisition of 2,400,000 Common Shares pursuant to terms of Merger (See item 4 below).

         (e) Between March 24, 1995 to March 30, 1995, purchases of 8,850 shares of Common Stock on the open market for cash, from SCL's working capital, for an aggregate purchase price of $37,613.

         (f) Between March 24, 1995 to March 30, 1995, purchases of 45,000 shares of Common Stock at $4.25 per share from certain of the persons listed in Item 2 above (all as more fully described in Item 5 subpart (g)





CUSIP NO. 458134 10 3          Page 4 of 10 Pages
         below), for cash from working capital and the additional consideration of options for the seller thereof to reacquire shares of the Common Stock at $4.25 per share.


ITEM 4.  PURPOSE OF TRANSACTION.

February 1994 Purchases

         SCL acquired 220,500 shares of Common Stock for investment purposes in market transactions effected between February 8, 1994 and February 28, 1994.
At that time it was contemplated that most of these shares would be sold to certain executive officers of (i) SCL, (ii) Midland International Corp., a Delaware corporation ("Midland") and a wholly-owned subsidiary of Midland Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of SCL and (iii) Roamer One, Inc., a Delaware corporation ("Roamer"). It was also contemplated that a portion of such shares would be sold to an individual employed by Hill & Company, a Canadian firm of chartered accountants, which is an independent contractor of SCL. SCL has subsequently disposed of 110,000 shares of the Common Stock in accordance with SCL's stated intent. (See Item 5(c) below.) In connection with any disposition by SCL of a portion of the 220,500 shares, SCL has not entered and does not intend to enter into any agreement with respect thereto, including, without limitation, any agreements relating to the voting or disposition of such shares.

The Merger

         Prior to SCL's aforementioned purchase of 220,500 shares, on February 3, 1993, SCL, Roamer and Intek executed a non-binding letter of intent (the "Letter of Intent"), a copy of which is attached hereto as Exhibit A, setting forth the principal terms by which Intek would acquire the specialized mobile radio carrier business of a joint venture ("Simrom") between SCL and Roamer in exchange for 6 million shares of Common Stock. A copy of the Press Release of SCL, Roamer and Intek, dated February 7, 1994, with respect to the Letter of Intent is attached hereto as Exhibit B. Subsequent to execution of the Letter of Intent, the parties entered in the Amendment to Letter of Intent dated March 29, 1994 (a copy of which is attached hereto as Exhibit C) and extended the expiration of the Letter of Intent from March 30, 1994 to April 20, 1994. The Letter of Intent provides that upon consummation of the transaction, SCL would receive 2.4 million shares of Common Stock and Roamer would receive 3.6 million shares of Common Stock.

         To consummate the transactions contemplated in the Letter of Intent, Simrom, Intek and Romnet, Inc., a Delaware corporation and a newly formed wholly owned subsidiary of Intek, entered into a merger agreement (the "Merger Agreement"), dated April 20, 1994, a copy of which is attached hereto as Exhibit D. The Merger Agreement provides for (i) the merger (the "Merger") of Simrom into Romnet, with Romnet as the surviving corporation and (ii) the conversion, at the Effective Time (as defined in the Merger Agreement), of each of the issued and outstanding shares of common stock, without par value, of Simrom (consisting of 10,000 shares) into the right to receive, subject to certain possible subsequent adjustments, 600 shares of the Common Stock. Immediately prior to the Merger, sixty percent of the total outstanding voting stock of Simrom is held by Roamer and the remaining forty percent was held by SCL. As a result of the Merger, (i) Simrom's business will be conducted by Romnet as a wholly owned subsidiary of Intek, (ii) effective ultimate control of Intek will be transferred to Roamer and SCL and (iii) the business of Intek will be fundamentally redirected.

         The Merger Agreement also provided for the creation of seven vacancies on the Board of Directors to be filled with new Directors nominated by SCL and Roamer as of the effective time of the Merger. On September 23, 1994, the Merger was consummated. Following the Merger, and pursuant to the terms of the Merger Agreement, two of the three elected Directors of Intek resigned, and three persons nominated by SCL, and three persons nominated by Roamer and one person jointly nominated by SCL and Roamer were elected to the Board of Directors of Intek.

         In connection with the Merger, Intek's Certificate of Incorporation was amended to increase the authorized Common Stock to 20,000,000 shares.





CUSIP NO. 458134 10 3          Page 5 of 10 Pages

Other Purchases

                 During 1994, SCL acquired an additional 36,500 shares of Common Stock through open market transactions as follows:

         During the first week of March, 1994, SCL acquired an additional 21,500 shares of Common Stock;
         Between June 7, 1994 and June 10, 1994, SCL acquired an additional 10,000 shares of Common Stock; and Between June 14, 1994 and June 20, 1994, SCL acquired an additional 5,000 shares of Common Stock.

         Between March 24 and March 30, 1995, SCL purchased 8,850 shares of Common Stock at an average price of $4.25 per share on the open market and an additional 45,000 shares of Common Stock at $4.25 per share from persons listed in Item 2 as follows:

                  PERSON                                   NUMBER OF SHARES
                  ------                                   ----------------
                  John Simmonds                            16,150

                  Harry Dunstan                             5,000

                  Peter Heinke                             10,000

                  David O'Kell                              8,850

                  Michael W. St. Eve                        5,000


In connection with SCL's purchase of the 45,000 shares of Common Stock, SCL has agreed under the Employee Option Agreement dated as of April 7, 1995, (the "Employee Option Agreement")(a copy of which is attached hereto as Exhibit I) to permit each person from whom Intek shares were purchased to repurchase the same number of such shares at $4.25 per share until March 31, 1997, subject to SCL's right to cancel these options on 90 days written notice.

Proposed Exchange of Securities

         On March 7, 1995, Intek entered into a non-binding letter of Intent with SCL (the "Letter of Intent")(a copy of which is attached hereto as Exhibit
F), providing for the exchange of securities representing assets of SCL's Midland International Corporation of Kansas City, Missouri ("Midland"), of Midland International Limited and of SCL's Simmonds Systems division in exchange for 15,000,000 shares of Common Stock. If the proposed transaction were to be consummated, SCL would acquire control of a majority of the Common Stock of Intek and would effect changes in the Board of Directors of Intek. No definitive agreement regarding this proposed transaction has been reached.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The 2,165,850 shares of Common Stock were acquired by SCL through purchases and dispositions of shares of Common Stock as follows:

         (a) In February, 1994, SCL acquired 220,500 shares totalling 7.83% of the then outstanding Common Stock based on the 2,816,499 shares of Common Stock then outstanding as reported by Intek in its Form 10-K of the year ended December 31, 1993.**



- ---------------------------

** The Schedule 13D filed by SCL on March 7, 1994 mistakenly stated that SCL had acquired 210,500 shares as of February 28, 1994.

CUSIP NO. 458134 10 3          Page 6 of 10 Pages

         (b) In the first week of March, 1994, SCL acquired an additional 21,500 shares, bringing its total shares of Common Stock to 242,000 or 8.59% of the then outstanding shares of Common Stock.

         (c) In transactions effected between March 22, 1994 and March 29, 1994, SCL disposed of 110,000 shares of Common Stock through sales to (i) certain executive officers of SCL and Midland International Corp., (ii) Roamer, and (iii) an individual employed by Hill and Company. These dispositions reduced SCL's percentage ownership of the Common Stock to 132,000 shares of Common Stock or 4.69% of the then outstanding shares of Common Stock as of March 29, 1994.

         (d) Between June 7, 1994 and June 10, 1994, SCL acquired 10,000 shares of Common Stock, increasing its holding to 142,000, constituting 5.04% of the 2,816,499 shares of Common Stock outstanding as reported by Intek in its Form 10-Q for the quarter ended March 31, 1994.

         (e) Between June 14, 1994 and June 20, 1994, SCL acquired an additional 5,000 shares of Common Stock, bringing its total holdings to 147,000 shares of Common Stock or 5.22% of the then outstanding shares of Common Stock.

         (f) On September 23, 1994, SCL acquired 2,400,000 additional shares of Common Stock in the Merger, bringing SCL's total holdings to 2,547,000 shares of Common Stock or 28.9% of the then outstanding shares of Common Stock

         (g) Between March 24, and March 30, 1995, SCL acquired 53,850 shares of Common Stock on the Open Market and from persons listed in Item 2 as follows:

                 PERSON                             NUMBER OF SHARES
                 ------                             ----------------
                 John Simmonds                      16,150

                 Harry Dunstan                       5,000

                 Peter Heinke                       10,000

                 David O'Kell                        8,850

                 Michael W. St. Eve                  5,000

                 Open market                         8,850

                 This acquisition brought SCL's total holdings of shares of Common Stock to 2,600,850 or 28.9% of the then outstanding shares of Common Stock.

         (h) On April 24, 1995, Extra Clearing B.V. exercised a portion of the options granted to it by SCL to acquire 35,000 shares of Common Stock.

         (i) On May 1, 1995, Choi & Choi HK Limited exercised the options granted to it by SCL and a portion of 600,000 additional options which have been assigned to it by Mr. Murray Sinclair to acquire 400,000 shares of Common Stock, reducing SCL's total holdings to 2,165,850 shares of Common Stock (24.3% of the total outstanding shares of Common Stock), subject to various contracts and arrangements.





CUSIP NO. 458134 10 3          Page 7 of 10 Pages

         Of the persons listed in Item 2, the following beneficially own shares of Common Stock in the amounts indicated:

         PERSON                      NUMBER OF SHARES           SOLE/SHARED VOTING POWER
         ------                      ----------------           ------------------------
         John Simmonds                     1,350                          sole

         Harold Morton                    10,000                          sole

         David C. O'Kell                  16,000(1)                       sole

         Michael W. St. Eve                5,000                          sole

         (1) Mr. O'Kell disclaims beneficial ownership of 16,000 shares owned by his wife.

         Of the persons listed in Item 2, the following beneficially have acquired options to purchase from SCL the number of shares of Common Stock indicated opposite their name below at an exercise price of $4.25 per share:

         PERSON                     NUMBER OF SHARES
         ------                     ----------------
         John Simmonds                   16,150

         Harry Dunstan                    5,000

         Peter Heinke                    10,000

         David C. O'Kell                  8,850

         Michael W. St. Eve               5,000

         SCL has sole voting and investment power and the right to receive or direct the receipt of all dividends from or the proceeds of the sale of all of the shares of Common Stock owned by SCL.

         Except as described above, (i) neither SCL nor, to the best of SCL's knowledge, any person identified in Item 2 hereto beneficially owns any shares of the Common Stock, and (ii) no transactions in such shares have been effected during the past 60 days by SCL or, to the best of SCL's knowledge, any person identified in Item 2 hereto.

         As of May 1, 1995, SCL beneficially owned 2,165,850 shares of Common Stock, subject to various contracts and arrangements. See Item 6.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Of the 2,400,000 shares of Common Stock received by SCL in the Merger, 1,200,000 are held in escrow pursuant to an Escrow Agreement by and among Intek, American Stock Transfer, as Escrow Agent, SCL and Roamer.

         Under the Escrow Agreement, the Escrow Agent will release all certificates representing the remaining Common Stock Consideration that are then held in escrow (i) to Roamer and SCL upon the Escrow Agent's receipt of a written declaration signed by each of Roamer and SCL stating that all or substantially all of the rights, benefits and obligations, including without limitation all or substantially all economic rights, which attach to either one hundred (100) Intek licenses subject to option to purchase agreements, or, alternatively, fifty (50) licenses subject to option to purchase agreements and one hundred (100) licenses subject to management agreements, have been built out and transferred to Intek; or (ii) if (i) has not been satisfied earlier, to Intek on the fifth anniversary of the Effective Time of the Merger, which certificates representing the remaining Common Stock Consideration thereafter shall be cancelled and retired by Intek. Under the Escrow Agreement, Roamer and SCL have the right to exercise any and all voting and other consensual rights pertaining to the escrowed shares of the Intek's Common Stock constituting the Common Stock Consideration and the right to receive and retain any and all dividends paid in respect thereof.





CUSIP NO. 458134 10 3          Page 8 of 10 Pages

         Intek, Roamer, SCL, Vincent Paul and Harold Davis, have also entered into a Registration Rights Agreement (the "Registration Rights Agreement") to provide the holders with certain demand and "piggy-back" registration rights with respect to each share of Intek's Common Stock to be received pursuant to the Merger as Common Stock Consideration. The Registration Rights Agreement provides for eligible holders to make up to two written demands that Intek effect a registration under the Securities Act of 1933, as amended (the "Securities Act"), of a specified number of shares of Intek's Common Stock.

         On September 30, 1994, SCL entered into Memoranda of Understanding (the "Memoranda of Understanding") (a copy of which is attached hereto as Exhibit E) with Murray Sinclair and Choi & Choi HK Limited, pursuant to which Mr. Sinclair and Choi & Choi HK Limited paid SCL Eight Hundred Thousand Dollars ($800,000) and Two Hundred Thousand Dollars ($200,000), respectively, for five
(5) year options to purchase up to eight hundred thousand (800,000) and two hundred thousand (200,000) shares, respectively, of Intek Common Stock for $1.50 per share. The options may be exercised partially or in whole at any time, subject to any applicable regulatory or tax restrictions.

         As of March 31, 1995, SCL entered into an option agreement (the "EC Option Agreement") (a copy of which is attached hereto as Exhibit G) with Extra Clearing B.V., a corporation incorporated under the laws of the Netherlands ("EC"), pursuant to which Optionee paid SCL Eight Hundred Ninety Thousand Dollars ($890,000) for five (5) year options to purchase up to eight hundred ninety thousand (890,000) shares of Intek Common Stock for $1.50 per share. Four hundred thirty-six thousand (436,000) of the options may be exercised partially or in whole at any time, subject to any applicable regulatory or tax restrictions. Four hundred fifty-four thousand (454,000) of the options are subject to an additional requirement that they cannot be exercised for ninety
(90) days from the date of the EC Option Agreement.

         In connection with the EC Option Agreement, as of March 31, 1995 SCL and the EC also entered into a pledge agreement (the "Pledge Agreement") (a copy of which is attached hereto as Exhibit H), pursuant to which SCL pledged eight hundred ninety thousand (890,000) shares of Intek Common Stock to EC in support of its obligations under the EC Option Agreement.

         See discussion the Letter of Intent and the Employee Option Agreement in Item 4 above.

         Except as set forth in this Item 6 and except for the Letter of Intent and the proposed sale of a portion of the 210,500 shares described in Item 4 above, as to which no written agreements have been entered into, neither SCL nor, to the best of SCL's knowledge, any person identified in Item 2 hereto has any contracts, arrangements, understandings or relationships with any person with respect to any securities of Intek.


ITEM 7.  EXHIBITS.

   Exhibit A - Letter of Intent, dated February 3, 1994, among SCL, Roamer and
               Intek.

   Exhibit B - Press Release of SCL, Roamer and Intek dated February 7, 1994.

   Exhibit C - Amendment to Letter of Intent, dated March 29, 1994, among SCL,
               Roamer and Intek.

   Exhibit D - Merger Agreement, dated April 20, 1994, among Simrom, Romnet and
               Intek.

   Exhibit E - Memorandum of Understanding.

   Exhibit F - Letter of Intent

   Exhibit G - EC Option Agreement

   Exhibit H - Pledge Agreement

   Exhibit I - Employee Option Agreement





CUSIP NO. 458134 10 3          Page 9 of 10 Pages

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                         SIMMONDS COMMUNICATIONS LTD.



                         May  10, 1995
                         -------------------------------------------------------
                                                  (Date)


                         /s/ David O'Kell
                         -------------------------------------------------------
                                                (Signature)


                         David C. O'Kell, Executive Vice President and Secretary
                         -------------------------------------------------------
                                               (Name/Title)





CUSIP NO. 458134 10 3          Page 10 of 10 Pages